FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  0-26480

PEOPLES STATE BANK
PROFIT SHARING 401(k) PLAN
(Full title of the plan and the address of the plan, if different from the issuer named below)

PSB HOLDINGS, INC.
1905 West Stewart Avenue
Wausau, WI  54401
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Peoples State Bank Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

i

Report of Independent Registered Public Accounting Firm

Board of Trustees
Peoples State Bank
Wausau, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

June 17, 2011
11 Scott St., Suite 400
Wausau, Wisconsin 54403

Peoples State Bank Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets

Investments	$6,011,447	$5,166,324
Receivables:
Employer contributions	444,260	285,282
Notes receivable from participants	102,011	82,650

Net assets available for benefits, at fair value	6,557,718	5,534,256

Adjustment from fair value to contract value for fully
benefit-responsive contracts	(14,844)	(33)

Net assets available for benefits	$6,542,874	$5,534,223

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009

Investment income:
Net appreciation in fair value of investments	$564,592	$1,114,252
Interest and dividends	159,810	129,449
Interest income on notes receivable from participants	4,508	4,374

Total investment income	728,910	1,248,075

Contributions:
Employer	444,260	285,282
Participant	467,030	463,768
Rollover	3,548	0

Total contributions	914,838	749,050

Deductions:
Benefits paid to participants	598,755	579,784
Administrative expenses	36,342	30,795

Total deductions	635,097	610,579

Net increase in net assets available for benefits	1,008,651	1,386,546
Net assets available for benefits at beginning	5,534,223	4,147,677

Net assets available for benefits at end	$6,542,874	$5,534,223

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 1	Description of Plan and Funding Policies

The following description of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established on October 1, 1989.  It is a defined contribution plan covering all full-time employees of Peoples State Bank (the “Bank”).  Full-time employees become eligible to participate in the Plan on the first entry date (the first day of the month) following completion of three months of service, provided they have reached the age of 21.  Part-time employees are employees who are regularly scheduled to work less than 1,000 hours.  They are eligible to participate in the Plan if they work more than 1,000 hours in a plan year.  The entry date for these employees is the first day of the plan year subsequent to meeting eligibility requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants are allowed to contribute up to the maximum amount of pretax annual compensation determined by the federal government each year.  The Plan allows participants to roll over distributions from other retirement plans.  Participants are able to make post-tax deferrals into a Roth 401(k) in addition to pretax 401(k) deferrals.  Participants meeting eligibility requirements will automatically have 6% of eligible wages deferred into the Plan into a default investment fund unless otherwise elected by the participant.

The Bank currently matches 100% of the first 1% and 50% of the next 5% of compensation a participant contributes to the Plan.  In addition, the Bank may make a discretionary profit sharing contribution as determined by its Board of Directors.  Employer contributions are subject to certain limitations and are contributed annually.

All investments in the participants’ accounts are participant directed.  The Plan currently offers 21 different mutual funds, PSB Holdings, Inc. common stock (PSB Holdings, Inc. is the parent company of Peoples State Bank), a stable return fund, and four asset allocation models as investments options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, and allocations of (a) the Bank’s discretionary profit sharing contribution, (b) forfeitures of terminated participants’ nonvested Bank discretionary profit sharing contributions, and (c) plan earnings/losses.  Discretionary profit sharing contributions and forfeitures are allocated based upon each participant’s eligible pay in proportion to the pay of all eligible participants.  Allocations of plan earnings are based on investment options and account

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are always 100% vested in their salary deferral and rollover contributions.  Vesting in employer matching contributions contributed prior to January 1, 2008, and employer profit sharing contributions are determined based on a six-year graded vesting schedule (vest 20% for each year of service after completion of one year of service).  Vesting in employer matching contributions contributed after January 1, 2008, is based on a two-year cliff vesting schedule (0% vested after completion of one year of service, 100% vested after completion of two years of service).  To earn a year of service, participants must be credited with at least 1,000 hours of service.

Notes Receivable From Participants

Participants may borrow from their fund accounts up to a maximum of one-half the participant’s total vested balance, not to exceed $50,000.  Loan transactions are treated as transfers between the participant’s investment fund and the Participant Loan Fund.  Loan terms range from one to five years.  The loans are secured by the balance in the participant’s account.  Loans bear interest at a rate commensurate with the local prevailing rates as determined by the plan trustee.  The interest rate on existing loans range from 4.25% to 9.25% at December 31, 2010 and 2009.  Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  If the participant’s vested account balance does not exceed $1,000, the Plan will distribute that portion, in a lump-sum, on the first distribution date after the participant terminates employment with the Bank, or as soon as administratively practical following that date.

Forfeitures

Plan forfeitures arise as a result of participants who terminate service with the Bank before becoming 100% vested in the Bank’s matching and discretionary profit sharing contributions.

Forfeitures of Bank matching contributions are used to reduce future Bank matching contributions.  Forfeited Bank matching contributions during 2010 and 2009 totaled $2,233 and $3,686, respectively.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Forfeitures of Bank discretionary profit sharing contributions are reallocated as if they were an additional discretionary profit sharing contribution.  Forfeited discretionary profit sharing contributions were $13,160 and $4,606 for the years ended December 31, 2010 and 2009, respectively.

Expenses of the Plan

Administrative expenses charged by the third-party administrator as well as investment advisory and management fees are allocated proportionately to plan participants based on their respective account balances.  Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.  Plan audit fees are absorbed by the Bank.

Plan Termination

The Bank intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.  In the event of termination, the account of each participant will be 100% vested and nonforfeitable.  The account will be held under the Plan and continue to accrue investment earnings until it is used to provide benefits according to the terms of the Plan.

Reclassifications

Certain prior year balances have been reclassified to conform with current year presentation.

New Accounting Pronouncement

During 2010, the Plan adopted Accounting Standards Update 2010-25 (ASU 2010-25), Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 requires defined contribution plans to classify loans to participants as notes receivable from participants.  The classification of participant loans as notes receivable acknowledges the participant loans are unique from other investments, and measuring participant loans at their unpaid principal balance plus any accrued but unpaid interest is more meaningful to users of financial statements rather than measuring participant loans at fair value.  A reclassification of the 2009 participant loans from investments to notes receivable from participants was made due to the adoption of ASU 2010-25.

Note 2	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

In accordance with accounting standards, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by accounting standards, the statements of net assets available for benefits presents the fair value of the MetLife Stable Value Fund and Wells Fargo Galliard Stable Return Fund contract as well as the adjustment of the fully benefit responsive investment contract from fair value to contract value.  The statements of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefit payments to participants or beneficiaries are recorded upon distribution.

Risk and Uncertainties

The Plan invests in various investment securities.  Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

investments will occur in the near term and that such changes could materially affect the amounts reported in the net assets available for benefits.

Subsequent Events

Subsequent events have been evaluated through the date that the financial statements were available to be issued.

Note 3	Investments

The following represents a summary of the investments that individually represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2010	2009

Mutual funds:
American Funds Europacific Growth Fund	$883,374	$802,852
American Funds The Growth Fund of America, Inc.	749,263	677,307
Oppenheimer Small & Mid Cap Value Fund	390,284	350,938
Pimco Total Return Institutional Fund	693,851	818,959
Vanguard 500 Index Fund	877,230	776,943
Vanguard Windsor II Admiral Shares Fund	582,660	540,353
Guaranteed investment contract – Wells Fargo
Galliard Stable Return Fund, at contract value	674,756	*

* Does not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009.

During 2010 and 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Net Change in Fair Value
	2010	2009

Common stock – PSB Holdings, Inc.	$59,085	$289
Guaranteed investment contract	5,036	5,971
Mutual funds	500,471	1,107,992

Net appreciation in fair value	$564,592	$1,114,252

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 4	Guaranteed Investment Contract

In 2009 and through January 31, 2010, the Plan maintained a fully benefit-responsive investment contract with MetLife.  The Plan discontinued its contract with MetLife on February 1, 2010, and transferred existing participant fund balances into a fully benefit-responsive investment contract with Wells Fargo Bank.  The transfer was made at fair value totaling $249,287, which approximated contract value.

Contributions for guaranteed investment contracts are maintained in common/collective trust accounts.  The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan.

Because guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts.  The guaranteed investment contracts are presented on the face of the statement of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits.  Contract value, as reported to the Plan by Wells Fargo in 2010 and MetLife in 2009, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value.

There were no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair values of the investment contracts at December 31, 2010 and 2009 were $689,600 and $246,497, respectively.  The crediting interest rates are based on formulas agreed upon with the issuer, but they may not be less than 0%.  Such interest rates are reviewed on a quarterly basis for resetting.

Under the terms of the investment contract with MetLife, any event that resulted in the Plan ending its participation in the investment contract limited the ability of the Plan to transact at contract value with the issuer.  The terms of the investment contract with Wells Fargo Bank indicate the issuer reserves the right to require a 12-month notice for withdrawal of assets initiated by the plan sponsor or trustee.

The average yield and crediting interest rates were 2.38% and 2.90%, respectively, for the year ended December 31, 2010.  The average yield and crediting interest rates were 12.28% and 3.23%, respectively, for the year ended December 31, 2009.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 5	Transactions with Parties-in-Interest

PSB Holdings, Inc. is the parent company of Peoples State Bank, which serves as the sponsor of the Plan.  The Plan had the following transactions with PSB Holdings, Inc.

	2010	2009

Purchases of stock:
Number of shares	1,366	1,782
Value of shares on transaction dates	$28,050	$34,359
Average share price purchased	$21.55	$19.28

Sales of stock:
Number of shares	935	630
Value of shares on transaction dates	$17,908	$13,208
Average share price sold	$18.80	$20.97

At December 31, 2010 and 2009, the Plan held 7,895 and 7,464 shares of PSB Holdings, Inc. common stock, respectively.

Note 6	Tax-Exempt Status of the Plan

The Bank adopted a Prototype Nonstandard 401(k) Profit Sharing Plan with CODA (cash or deferred arrangement) and utilizes the services of its third-party administrator, Interactive Retirement Systems Ltd.  Interactive Retirement Systems Ltd. has received an IRS notification letter dated March 31, 2008, which indicates that an employer who adopts this plan may rely on the notification letter with respect to the qualification of its plan under the appropriate sections of the Internal Revenue Code.  Companies that adopt a prototype plan approved by the IRS are no longer required to obtain a determination letter.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 7	Fair Value of Financial Instruments

Accounting standards describe three levels of inputs that may be used to measure fair value (the fair value hierarchy).  The level of an asset or liability within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement of that asset or liability.  The three levels of the fair value hierarchy are described below:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.
•	Quoted prices for identical or similar assets or liabilities in inactive markets.
•	Inputs other than quoted prices that are observable for the asset or liability.
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock:  Valued at the closing price reported on the inactive market on which the individual security is traded.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Guaranteed investment contract:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	2010

	Level 1	Level 2	Total

Mutual funds:
Index	$1,030,049	$0	$1,030,049
Growth	3,136,258	0	3,136,258
Fixed income	791,486	0	791,486
Other	182,469	0	182,469
Common stocks	0	181,585	181,585
Guaranteed investment contract	0	689,600	689,600

Total assets at fair value	$5,140,262	$871,185	$6,011,447

	2009

	Level 1	Level 2	Total

Mutual funds:
Index	$899,764	$0	$899,764
Growth	2,848,307	0	2,848,307
Fixed income	933,176	0	933,176
Other	126,247	0	126,247
Common stocks	0	112,333	112,333
Guaranteed investment contract	0	246,497	246,497

Total assets at fair value	$4,807,494	$358,830	$5,166,324

Peoples State Bank Profit Sharing 401(k) Plan
Plan’s EIN #39-1305529 Plan #002

Schedule H – Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,		Current
	Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Cost	Value

	TD Bank USA	TD Bank Trust Money Market Account	**	$ 39
	American Funds	American Funds Europacific Growth Fund	**	883,374
	American Funds	American Funds The Growth Fund of America, Inc.	**	749,263
	American Funds	American Funds 2010 Target Date Retirement	**	1,378
	American Funds	American Funds 2015 Target Date Retirement	**	67,183
	American Funds	American Funds 2020 Target Date Retirement	**	5,109
	American Funds	American Funds 2025 Target Date Retirement	**	57,511
	American Funds	American Funds 2030 Target Date Retirement	**	8,120
	American Funds	American Funds 2035 Target Date Retirement	**	6,356
	American Funds	American Funds 2040 Target Date Retirement	**	24,250
	American Funds	American Funds 2045 Target Date Retirement	**	4,000
	American Funds	American Funds 2050 Target Date Retirement	**	8,057
	American Funds	American Funds 2055 Target Date Retirement	**	466
	Columbia Acorn	Columbia Acorn International Fund Class Z	**	140,058
	Columbia Acorn	Columbia Acorn Fund Class Z	**	123,839
	Lazard	Lazard Emerging Market Open	**	266,780
	Oppenheimer	Oppenheimer Small & Mid Cap Value Fund	**	390,284
	Oppenheimer	Oppenheimer Global Stategic Income Fund	**	97,635
	Pimco	Pimco Total Return Institutional Fund	**	693,851
*	PSB Holdings, Inc.	PSB Holdings, Inc. Common Stock	**	181,585
	Vanguard	Vanguard 500 Index Fund	**	877,230
	Vanguard	Vanguard Windsor II Admiral Shares Fund	**	582,660
	Vanguard	Vanguard Small Cap Index Fund	**	152,819
	Wells Fargo	Wells Fargo Galliard Stable Return Fund	**	674,756
	Participant Loans	Notes receivable - 4.25% - 9.25%	$0	102,011

*   Party-in-interest to the Plan
**All investments are participant-directed; therefore, cost information may be omitted.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Peoples State Bank Profit Sharing 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES STATE BANK

DATE: June 30, 2011	By:	SCOTT M. CATTANACH
Scott M. Cattanach
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX
to
FORM 11-K
of
PEOPLES STATE BANK
PROFIT SHARING 401(k) PLAN
for the year ended December 31, 2010
Pursuant to Section 102(d) of Regulation S-T
(17 C.F.R. §232.102(d))

Exhibit 23.1	Consent of Wipfli LLP